February 24, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron, Alice Pellegrino and Ellen Valvo on Wednesday, January 26, 2011, with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 86 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 111, each filed on December 15, 2010.  On behalf of each Registrant, we have reproduced your comments, and our responses thereto are provided below.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.               Comment:                                       With respect to each fund’s expense table, if applicable, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:                                          If applicable, the Registrants have included a line item in the expense table for “Acquired fund fees and expenses.”

2.               Comment:                                       With respect to each fund’s expense table, please confirm that any expense reimbursement agreement disclosed in the table and the footnotes thereto will be in effect for no less than one year from the date of the Prospectus.

Response:                                          The Registrants confirm that each expense reimbursement agreement disclosed in the expense table will be in effect for no less than one year from the date of a fund’s Prospectus.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

3.               Comment:                                       With respect to any footnote to a fund’s expense table discussing an expense reimbursement agreement, please include a discussion regarding who can terminate the agreement and under what circumstances.

Response:                                          As disclosed in the applicable footnote, many of the expense reimbursement agreements included in the expense table generally will remain in effect until February 29, 2012 and will renew automatically for one-year terms unless the investment adviser or the transfer agent, as applicable, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the fund. In addition, any other expense reimbursement agreement disclosed in the expense table, although not providing for automatic renewal, provides that the agreement terminates by its terms no earlier than February 29, 2012.  Accordingly, the Registrants have not added disclosure in response to this comment.

4.               Comment:                                       For all funds where the Principal Investment Strategy section of the Summary Section indicates that the fund may invest in equity securities, please include a discussion in the Summary Section of the types of equity securities in which the fund may invest (e.g., common stock, preferred stock).

Response:                                          We note that, where a fund’s Principal Investment Strategy section indicates that the fund may invest in “equity securities,” the fund is permitted to invest in all types of equity securities.  The Registrants believe that identification of all types of equity securities in which a fund may invest would result in a level of detail that is not required in the Summary Section.  Accordingly, the Registrants have added disclosure to the Additional Information Regarding Risks and Investment Strategies section that identifies the types of securities that are considered “equity securities.”

5.               Comment:                                       For all funds where the Principal Investment Strategy section of the Summary Section indicates that the fund may invest in fixed-income securities, please include a discussion in the Summary Section of the quality and maturity of the fixed-income securities in which the fund invests.

Response:                                          The Registrants note that, in general, a discussion of the quality of fixed-income securities in which a fund invests is included in the Summary Section for such fund to the extent the fund invests predominantly in fixed-income securities.  In addition, where the Registrants believe it is particularly relevant, they have included a discussion in the Summary Section of the maturity of the fixed-income securities in which a fund invests.  For funds where quality and maturity information is not provided, the Registrants note that either (i) there are no limits on the quality or maturity of the fixed-income securities in which the fund invests, or (ii) the percentage limits or percentage of assets invested in fixed-income securities are such that the Registrants believe their disclosure would result in a level of detail not required in the Summary Section.  For these reasons, the Registrants respectfully decline to make the proposed change, except with respect to Short Duration Fund (as discussed in response to comment 39).

6.               Comment:                                       With respect to each fund with the term “global” or “international” in its name, please include the fund’s policy on global investment in the Principal Investment Strategy section of the Summary Section.  Please be aware that it is the staff’s position that global and international funds should invest, under normal circumstances, at least 40% of their assets in non-U.S. securities across at least three countries.

Response:                                          The Registrant believes that the disclosure concerning the intention of each “global” and “international” fund to invest outside the United States is consistent with Securities and Exchange Commission (“SEC”) and staff guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC staff has distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).

The Registrant believes that each fund’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance.  Each fund’s Principal Investment Strategy indicates that the fund will invest its assets in non-U.S. securities, in particular by indicating, for instance, that the fund will invest in a “broad range of countries” or will make “globally diverse” investments.  For these reasons, the Registrant respectfully declines to make the proposed change.

7.               Comment:                                       With respect to the derivatives disclosure in each fund’s Prospectus, as applicable, please ensure that the disclosure is consistent with the SEC staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:                                          With respect to certain funds where the Principal Investment Strategy section of the Summary Section indicated that the fund would invest in “derivatives” without indicating what types of derivatives the fund invests in, we have revised the disclosure to indicate the types of derivatives in which the fund may invest.

With respect to all other funds that may invest in derivatives, the Registrants believe that the disclosure regarding each fund’s derivatives use outlines how such derivatives are expected to be used in connection with the fund’s principal investment strategy. Accordingly, the Registrants have not made any revisions to the Prospectuses for these funds in response to the comment.

8.               Comment:                                       With respect to each fund, please ensure that, to the extent a particular strategy or type of investment is mentioned in the Principal Investment Strategy section of the Summary Section, a discussion regarding the risks of such strategy or investment is included in the Main Risks section of the Summary Section.  Likewise, to the extent the risks of a particular strategy or type of investment are disclosed in the Main Risks section of the Summary Section, please ensure that such strategy or type of investment is specifically mentioned in the Principal Investment Strategy section of the Summary Section.

Response:                                          The Registrants believe that the principal risks presented by the strategies identified in the Principal Investment Strategy section of the Summary Section of each fund’s prospectus, and by the instruments utilized in connection with such strategies, are disclosed through the risk factors included in the Main Risks section.  To the extent that any one type of instrument on its own rises to the level of a principal strategy, a separate risk relating to such instrument is included in the Main Risks section.  To the extent that a type of instrument is utilized in connection with a principal strategy, but does not on its own rise to the level of a principal strategy, a specific discussion relating to the risks of that type of instrument is included elsewhere in the registration statement.

The Registrants also believe that any risks included as Main Risks in the Summary Section of a fund’s Prospectus represent the principal risks of investing in the fund.  The Registrants note that risks may be included relating to a particular strategy or type of investment that is not specifically mentioned in the Principal Investment Strategy section of the Summary Section as a result of the summary nature of that section.  The Registrants nonetheless believe that such risks represent “Main Risks” for the fund and, as such, should be disclosed to investors in the Summary Section.  Accordingly, the Registrants respectfully decline to revise the Summary Section in response to this comment.  Instead, to the extent that any particular strategy or type of investment is disclosed in the Main Risks but not in the Principal Investment Strategy section of the Summary Section, the Registrants have added disclosure regarding such strategy or investment to the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the Prospectus.

9.               Comment:                                       With respect to the Prospectus for any fund that includes disclosure regarding securities rated below investment grade, please indicate that such securities are also referred to as “junk bonds.”

Response:                                          We have revised the disclosure consistent with this comment.

10.         Comment:                                       For all funds where the Principal Investment Strategy section indicates that the fund trades securities actively, please confirm that active trading is a principal strategy of the fund.

Response:                                          The Registrants confirm that where the Principal Investment Strategy section of a fund’s Prospectus indicates that the fund trades securities actively, active trading is a principal strategy of the fund.

11.         Comment:                                       For all funds that are series of The Hartford Mutual Funds II, Inc., please consider whether the front cover page of the fund’s Prospectus should refer to “The Hartford Mutual Funds II, Inc.” rather than “The Hartford Mutual Funds.”

Response:                                          We note that the reference to “The Hartford Mutual Funds” on the front cover page of each fund’s Prospectus refers, collectively, to series of The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc.  Accordingly, as the use of “The Hartford Mutual Funds” does not refer to a particular Registrant but rather to the funds as a group, the Registrant respectfully declines to make the proposed change.

12.         Comment:                                       If the funds are not sold by a bank, please delete the statement on the front cover page of each Prospectus indicating that mutual funds are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response:                                          We note that Item 1 of Form N-1A, which sets forth the information that must be included on the front cover page of a fund’s prospectus, provides that a fund may include, in addition to the required items, “any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) provides that a fund may include additional information “so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  The Registrants believe that the statement on the front cover page meets the requirements of this Instruction.  Accordingly, the Registrants respectfully decline to make the proposed change.

13.         Comment:                                       With respect to the narrative preceding each fund’s expense table, please include the page numbers on which the Prospectus and Statement of Additional Information sections that are referenced may be found per Item 3 of Form N-1A.

Response:                                          We have revised the disclosure consistent with this comment.

14.         Comment:                                       With respect to each fund’s expense table, please change the caption (i) “Less: contractual expense reimbursement” to “Fee waiver and/or expense reimbursement,” and (ii) “Net operating expenses” to “Total annual fund operating expenses after fee waiver and/or expense reimbursement.”

Response:                                          Instruction 3(e) to Item 3 of Form N-1A states that a fund with a contractual expense reimbursement should place “additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.”  Because the captions in the Instruction are examples of appropriate captions, and Form N-1A does not require that such captions be used in a fund’s prospectus, the Registrants respectfully decline to make the proposed changes.

15.         Comment:                                       With respect to each fund’s expense table, please note that the footnote regarding deferred sales charges on investments over $1 million in Class A and Class L shares, as applicable, is only permitted to the extent these sales charges are shown in the expense table.  Accordingly, please either add these sales charges to the expense table or delete this footnote.

Response:                                          Shareholders of a fund are generally not subject to a contingent deferred sales charge on redemptions of Class A shares or Class L shares.  However, investments of $1 million or more in Class A shares or Class L shares are subject to a contingent deferred sales charge of 1.00% on any shares sold within 18 months of purchase.  This is disclosed in the How Sales Charges are Calculated section of each fund’s Prospectus.  The Registrants believe this disclosure is material to investors.  For this reason, the Registrants previously included this information in a parenthetical in the expense table.

Nonetheless, based on discussions between Vintage Filings, the Registrants’ XBRL service provider, and Steve Sedowski of the SEC, the Registrants understand that the only method of including disclosure regarding this contingent deferred sales charge for XBRL filing purposes is through inclusion of a footnote, rather than a parenthetical.  In addition, the Registrants note that Rule 405 of Regulation S-T provides that a fund’s XBRL filing “must consist of only a complete set of information for all periods required to be presented in the corresponding data in the Related Official Filing, no more and no less, from the risk/return summary information set forth in Items 2, 3, and 4 of Form N-1A.”  In order to comply with this rule, the Registrants have included the footnote in each applicable Prospectus so that the corresponding XBRL filing will match the Prospectus to the maximum extent possible.  In order to address your comment, the Registrants have also added a parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares or Class L shares where under $1 million is invested, such that the deferred sales charge is now included in the table.

16.         Comment:                                       With respect to each fund’s Summary Section, please delete any cross-references to other portions of the Prospectus.

Response:                                          While the Registrants recognize that the Instructions to Form N-1A do not require such references, the Registrants believe that the additional disclosure in the statutory prospectus provides shareholders with important information regarding a fund and that omitting such references may suggest to shareholders that all information relating to a fund is contained in the Summary Section.  Accordingly, the Registrants respectfully decline to make the proposed change.

17.         Comment:                                       With respect to each fund’s Prospectus, please delete the following bullets from the Past Performance section of the Summary Section: (i) “Assume reinvestment of all dividends and distributions,” and (ii) “Would be lower if the Fund’s operating expenses had not been limited.”

Response:                                          Form N-1A does not require a fund to include specific language in the introduction to the Past Performance section.  Additionally, the Registrants believe the disclosure is important in order for shareholders to fully understand the returns in the Past Performance section.  For these reasons, the Registrants respectfully decline to make the proposed changes.

18.         Comment:                                       With respect to each fund’s Prospectus, the following statement should be included prior to the average annual returns table only to the extent that the fund’s return after taxes exceeds its return before taxes for a given period: “The return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period.”

Response:                                          We have revised the disclosure consistent with this comment.

19.         Comment:                                       With respect to each fund, please confirm supplementally whether any advance notice to shareholders is required prior to a change in a fund’s investment goal.

Response:                                          Each fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The funds do not have a specific policy regarding provision of advance notice in the event of a change in the fund’s investment goal.  Accordingly, if 60 days’ notice of a particular change is not required under Rule 35d-1, the Registrants will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

20.         Comment:                                       With respect to each fund, please confirm that the funds continue to comply with the terms of the funds’ “manager of managers” order (the “Order”).

Response:                                          The Registrants confirm that the funds are in compliance with the terms of the Order.

21.         Comment:                                       With respect to the derivative lawsuit disclosed in the Prospectuses, please confirm supplementally that any documents required to be filed under Section 33 of the 1940 Act have been filed with the SEC.

Response:                                          The Registrants confirm that, with respect to the derivative lawsuit disclosed in the Prospectuses, any documents required to be filed under Section 33 of the 1940 Act have been filed with the SEC.

22.         Comment:                                       With respect to each fund’s Prospectus, please revise the disclosure in the Legal Proceedings section to include the name of the court in which the derivative lawsuit is pending.

Response:                                          We have revised the disclosure consistent with this comment.

23.         Comment:                                       With respect to each fund’s Prospectus, please revise the Prospectus to incorporate by reference only the financial statements included in the fund’s annual report, rather than the fund’s annual report in its entirety.

Response:                                          We have revised the disclosure consistent with this comment.

24.         Comment:                                       With respect to each fund that is a fund of funds, please include the specific risks of each underlying fund in the Summary Section.

Response:                                          The Registrant has included in the Main Risks section of the Summary Section of each fund of fund’s prospectus a summary of any specific risks that the Registrant considers to be “Main Risks” of the fund based on the types of underlying funds in which the fund invests and the percentage of assets generally allocated to such underlying funds.  More detailed disclosure of the main risks of the underlying funds is included in the Additional Information Regarding Risks and Investment Strategies section of the prospectus.

25.         Comment:                                       With respect to Target Retirement 2010 Fund, Target Retirement 2015 Fund, Target Retirement 2020 Fund, Target Retirement 2025 Fund, Target Retirement 2030 Fund, Target Retirement 2035 Fund, Target Retirement 2040 Fund, Target Retirement 2045 Fund and Target Retirement 2050 Fund  (collectively, the “Target Retirement Funds”), please consider revising the disclosure for consistency with item 1 of the Investment Company Institute’s “Principles to Enhance Understanding of Target Date Funds” (the “ICI Principles”).  In particular, item 1 of the ICI Principles suggests that a fund should explain the “relevance of the ‘target date’ used in a fund name, including what happens on the target date.”

Response:                                          As disclosed in each Target Retirement Fund’s Prospectus, the fund’s asset allocation by the target retirement date identified in its name is expected to be 55% in equity securities and equity funds and 45% in fixed-income securities and fixed-income funds.  In addition, the disclosure indicates that following the target retirement date the fund will continue to invest, gradually reaching its most conservative allocation of approximately 30% in equity securities and equity funds and 70% in fixed-income securities and fixed-income funds approximately 25 years from the date indicated in the fund’s name.  The Registrant believes that this disclosure adequately describes the relevance of the target date used in each fund’s name.  For this reason, the Registrant respectfully declines to make the proposed change.

26.         Comment:                                       With respect to the Target Retirement Funds, please consider revising the disclosure for consistency with item 2 of the ICI Principles, which suggests that a fund should explain its “assumptions about the investor’s withdrawal intentions at and after the target date.”

Response:                                          As disclosed in each Target Retirement Fund’s Prospectus, the fund “is designed for investors who plan to retire close to the year [indicated in the fund’s name], and who desire an asset-allocated portfolio that becomes more conservative over time and continues to do so through retirement.”  The Registrant believes that this disclosure adequately describes the investors for whom each fund is intended.  For this reason, the Registrant respectfully declines to make the proposed change.

27.         Comment:                                       With respect to the Target Retirement Funds, please consider revising the disclosure for consistency with item 5 of the ICI Principles, which suggests inclusion of a statement “that the risks associated with a target date fund include the risk of loss, including losses near, at, or after the target date, and that there is no guarantee that the fund will provide adequate income at and through the investor’s retirement.”

Response:                                          Each Target Retirement Fund’s Prospectus includes risk disclosure indicating that a shareholder could lose money as a result of investment in the fund and that there is no guarantee that the fund will achieve its investment goal.  For this reason, the Registrant respectfully declines to make the proposed change.

28.         Comment:                                       With respect to each Target Retirement Fund’s Prospectus, please add a chart showing the fund’s glide path.

Response:                                          Item 9(b) of Form N-1A requires a description of how a fund intends to achieve its investment objectives, including a description of “the Fund’s principal investment strategies, including the particular type of securities in which the Fund principally invests….”  It also requires a fund to “[e]xplain, in general terms, how the Fund’s adviser decides which securities to buy and sell….”  Form N-1A does not require inclusion of a glide path chart for target date funds, but rather includes a general instruction indicating that a fund “may include charts, graphs, or tables” in its prospectus or statement of additional information.  In addition, the Registrant notes that, although proposed rule amendments would require inclusion of a glide path chart in target date fund advertising materials, such amendments have not yet been adopted and would apply only to advertising materials, not a fund’s prospectus.  Because Form N-1A does not require inclusion of a glide path chart and the Registrant believes that the current narrative disclosure meets the requirements of Item 9(b), the Registrant respectfully declines to make the proposed change.

29.         Comment:                                       With respect to Global All-Asset Fund, please indicate supplementally whether The Hartford Cayman Global All-Asset Fund, Ltd., the fund’s wholly owned subsidiary organized in the Cayman Islands (the “Subsidiary”), is subject to the 1940 Act.

Response:                                          As stated under “Subsidiary Risk” in Global All-Asset Fund’s Prospectus, the Subsidiary is not registered under the 1940 Act and, accordingly, is not subject to the requirements of the 1940 Act and the rules thereunder.

30.         Comment:                                       With respect to Global Enhanced Dividend Fund, please remove the following footnote to the fund’s expense table: “The fund’s prime broker charges certain service fees in connection with the administration of the fund’s short positions.  This amount also includes payments to lenders as substitute dividends on securities borrowed

(‘dividend expense’).  Dividend expenses will vary based on dividends paid by the securities the fund sells short.”

Response:                                          We have revised the disclosure consistent with this comment.

31.         Comment:                                       With respect to Global Health Fund, to the extent the fund’s secondary index is listed first in the fund’s average annual returns table, please revise the table so that the broad-based index is listed first.  In addition, per Instruction 2(b) to Item 4(b)(2) of Form N-1A, please explain the relevancy of the secondary index in the narrative preceding the table.

Response:                                          Instruction 2(e) to Item 4(b)(2) of Form N-1A provides that the returns of a broad-based securities market index “must precede or follow all of the returns for a Fund or Series rather than be interspersed with the returns of the Fund or Series.”  In addition, Instruction 2(b) provides that a fund may include an additional index, but does not specify the location of the additional index.  Accordingly, the Registrant does not believe that Form N-1A requires the returns of the broad-based index to appear prior to those of a secondary index in the average annual returns table.  In addition, regardless of whether the broad-based index must be listed first, the Registrant believes that the S&P North American Health Care Sector Index is a broad-based index given that it reflects the performance of 141 U.S. and Canadian health care companies.  For these reasons, the Registrant respectfully declines to reverse the order in which the indices appear, but has revised the narrative preceding the table to clarify that the performance of more than one index is included in the table.

32.         Comment:                                       With respect to Global Real Asset Fund, please note that the SEC staff would expect the fund to have a policy of investing at least 80% of its assets in real assets in accordance with Rule 35d-1 under the 1940 Act.  Accordingly, please provide this policy in the fund’s Prospectus.

Response:                                          We have revised the disclosure consistent with this comment.

33.         Comment:                                       With respect to Checks and Balances Fund, please revise the fund’s Prospectus to include a discussion of the market capitalization of securities in which the fund’s underlying equity funds (specifically, Capital Appreciation Fund and Dividend and Growth Fund) invest.

Response:                                          We have revised the disclosure consistent with this comment.

34.         Comment:                                       With respect to Checks and Balances Fund, please revise the fund’s Prospectus to include a discussion of the quality and maturity of the securities in which the fund’s underlying fixed-income fund (Total Return Bond Fund) invests.

Response:                                          As disclosed in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the Checks and Balances Fund’s Prospectus:

[Total Return Bond Fund] normally invests at least 70% of its portfolio in investment grade debt securities and may invest up to 20% of its total assets in securities rated below investment grade…The fund normally invests at least 65% of its total assets in debt securities with a maturity of at least one year.

Because the Checks and Balances Fund’s Prospectus contains information regarding the quality and maturity of the securities in which Total Return Bond Fund invests, the Registrant has not made any changes in response to this comment.

35.         Comment:                                       With respect to Checks and Balances Fund, please revise the narrative preceding the average annual returns table to indicate that more than one index is included in the table.

Response:                                          We have revised the disclosure consistent with this comment.

36.         Comment:                                       With respect to Money Market Fund, please note that inclusion of after-tax returns in the average annual returns table is not required for money market funds.

Response:                                          The Registrant confirms that it will not include after-tax returns in the average annual returns table for the Money Market Fund in the filing pursuant to Rule 485(b) under the Securities Act of 1933 (“Rule 485(b)”).

37.         Comment:                                       With respect to Money Market Fund, please note that the fund may provide its 7-day yield in the Summary Section.

Response:                                          The Registrant is aware that it may provide the fund’s 7-day yield in the Summary Section but has elected not to do so.

38.         Comment:                                       With respect to Money Market Fund, please note that information about the fund’s portfolio managers is not required by Form N-1A.

Response:                                          The Registrant notes that Instruction 1 to Item 5(b) of Form N-1A states that the requirement to provide portfolio manager information “does not apply” to a money market fund, but does not state that a money market fund may not voluntarily include such information.  Accordingly, the fund has elected to provide information about its portfolio managers.

39.         Comment:                                       With respect to Short Duration Fund, please include a discussion of the fund’s duration in the Principal Investment Strategy section of the Summary Section.

Response:                                          We have revised the disclosure consistent with this comment.

40.         Comment:                                       With respect to Strategic Income Fund, please revise the following statement for clarity:  “The Fund normally focuses its investments in non-investment grade debt securities, highly rated securities and foreign securities, including those from emerging markets.”

Response:                                          We have revised the disclosure consistent with this comment.

41.         Comment:                                       With respect to Strategic Income Fund, please consider whether “Sector Risk” or “Industry Concentration Risk” should be included in the Main Risks section.

Response:                                          The Registrant notes that the fund does not have a policy of concentrating its assets in any one industry and, accordingly, does not consider “Industry Concentration Risk” to be a main risk of investing in the fund.  In addition, the Registrant considers “Sector Risk” to be an additional risk, rather than a main risk, of investing in the fund, and as such includes this risk under the heading “Additional Risks and Investment Information” in the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus.  For these reasons, the Registrant respectfully declines to make the proposed changes.

42.         Comment:                                       Please submit an EDGAR correspondence filing that includes the market capitalization ranges for all funds where such ranges are to be included in the filing pursuant to Rule 485(b).

Response:                                          The Registrants have submitted the requested filing.

You requested that the Registrants make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc:                   Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

February 24, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post Effective Amendment No. 86 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

February 24, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558) Post Effective Amendment No. 111 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds II, Inc.